Mail Stop 3561

July 24, 2009

Mr. Michael J. Holmes
Chief Financial Officer
5215 W. Laurel Street
Tampa, Florida 33607

      Re: Odyssey Marine Exploration, Inc.
                 Form 10-K for the year ended December 31, 2008
                 Filed March 11, 2009
                 File No. 001-31895

Dear Mr. Holmes:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Linda Cvrkel
                       Branch Chief

VIA FACSIMILE
(813) 870-1921